Exhibit 99.1

Q1/2017 | 02

Citycon Q1:

Good start to the year – EPRA Earnings growth

fuelled by Sweden and Norway

JANUARY–MARCH 2017

–	Net rental income increased to EUR 56.6 million (Q1/2016: 55.2) mainly due to (re)development projects coming online (mainly Iso Omena) and the acquisition of the adjacent building to Citycon’s Oasen shopping centre in Bergen, Norway. In addition, positive like-for-like growth contributed to net rental income growth by EUR 0.5 million. The non-core property divestments in 2016 and 2017 decreased net rental income by EUR 2.0 million.
–	EPRA Earnings increased by EUR 2.4 million, or 6.6%, to EUR 38.3 million, especially due to the growth in net rental income and lower direct administrative expenses. EPRA Earnings per share (basic) increased to EUR 0.043 (EUR 0.040).
–	Earnings per share decreased to EUR 0.03 (0.06) mainly due to lower fair value gains.

KEY FIGURES
		Q1/2017	Q1/2016	% 1)	2016
Net rental income	MEUR	56.6	55.2	2.5	224.9
Direct operating profit2)	MEUR	50.3	47.9	5.0	198.5
Earnings per share (basic)	EUR	0.03	0.06	-50.3	0.18
Fair value of investment properties	MEUR	4,447.3	4,079.1	9.0	4,337.6
Loan to Value (LTV)2)%		47.1	45.0	4.8	46.6
EPRA based key figures2)
EPRA Earnings	MEUR	38.3	36.0	6.6	151.1
EPRA Earnings per share (basic)	EUR	0.043	0.040	6.6	0.170
EPRA NAV per share	EUR	2.83	2.78	1.7	2.82

1)	Change from previous year. Change-% is calculated from exact figures.
2)	Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) guidelines.
More information is presented in Basis of Preparation and Accounting Policies in the notes to the accounts.

CEO, MARCEL KOKKEEL:

Citycon had a good start to the year 2017. The Swedish and Norwegian portfolio showed continued strong performance, while the ongoing (re)developments and performance of the non-core properties weighted negatively on the Finnish like-for-like results. Overall, like-for-like net rental income growth including Kista Galleria (50%) totalled 1.1%.

The outlook for the Finnish economy is gradually improving. We have seen leasing demand increasing for our assets in the Helsinki area, including our large (re)development projects, whereas we still expect some pressure on rental levels in other parts of Finland. The second phase of the Iso Omena extension will open on 20 April almost fully leased. With the opening of the new extended M.E.E.T restaurant concept, seven-screen cinema and Espoo’s first Zara, Iso Omena has become the natural heart of Espoo and one of the leading shopping and leisure destinations in the Helsinki area.

In 2017, Citycon’s focus will remain on operational improvement and upgrading the portfolio quality via asset rotation and (re)developments. Since the strategy update in 2011, Citycon has divested 52 properties for a total value of EUR 400 million and we aim to expedite further capital recycling. As previously communicated, our plan is to divest EUR 200–250 million of non-core assets, mainly in Finland, within the coming 1.5 years. Additionally, we have identified further potential to recycle capital in Norway and plan to divest smaller, non-urban Norwegian assets for up to EUR 200–250 million over the next three years.

Q1/2017 | 03

1. POSITIVE LIKE-FOR-LIKE NET RENTAL INCOME GROWTH IN SWEDEN AND NORWAY

Citycon’s net rental income increased by 2.5% and was EUR 56.6 million (55.2). The increase was mainly attributable to (re)development projects coming online (mainly Iso Omena) and the acquisition of the adjacent building to Citycon’s Oasen shopping centre in Norway, increasing net rental income by a total of EUR 2.0 million. In addition the like-for-like portfolio net rental income increased by EUR 0.5 million. The divestments lowered net rental income by EUR 2.0 million.

The like-for-like net rental income growth including the like-for-like performance of Kista Galleria (50%) was 1.1%. Citycon’s standard like-for-like portfolio definition, based on EPRA’s recommendations, does not include Kista Galleria. For the standard like-for-like portfolio, gross rental income increased by EUR 0.9 million, or 1.9%, and net rental income increased respectively by EUR 0.5 million, or 1.2%. Like-for-like property operating expenses were almost at the same level as in the corresponding period as they increased only by 0.5%.

Citycon’s net rental income from Finnish operations decreased by 8.1% compared to the previous year and totalled EUR 20.0 million (21.7). This was mainly a result of divestments of non-core assets in 2016 and 2017, which lowered net rental income by EUR 1.4 million. In addition, net rental income for the like-for-like portfolio decreased by EUR 0.9 million, or 7.2%, mainly due to the challenging retail environment in Finland. Finnish like-for-like portfolio accounted only for 39.3% out of total Finnish portfolio. On the contrary, ongoing and completed (re)development projects (e.g. Iso Omena and Myyrmanni) increased net rental income by EUR 0.5 million.

Citycon’s net rental income from Norwegian operations increased by 15.8% compared to the previous year and totalled EUR 21.2 million (18.3). In January 2017 Citycon acquired adjacent building to Oasen shopping centre in Bergen, which increased the net rental income by EUR 0.9 million. Furthermore, ongoing and completed (re)development projects (e.g. Buskerud and DownTown) increased net rental income by EUR 0.5 million. In addition, net rental income for the like-for-like portfolio increased by EUR 0.6 million, or 3.6%.

The company’s net rental income from Swedish operations increased by 5.7% to EUR 9.2 million (8.7) mainly due to like-for-like growth of EUR 0.5 million, or 7.0%. Like-for-like portfolio growth was mainly due to new and renegotiated lease agreements especially in Liljeholmstorget Galleria.

Net rental income from the Estonian and Danish operations decreased by 4.6% compared to the previous year and came to EUR 6.1 million (6.4). This was mainly due to the divestment of the non-core shopping centre Magistral in 2016, which decreased net rental income by EUR 0.4 million. Like-for-like properties increased net rental income by EUR 0.2 million, or 5.3%, which mainly resulted from the slightly better rental levels and lower credit losses in Rocca al Mare and Albertslund.

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

			Net rental income				Gross rental
MEUR	Finland	Norway	Sweden	Estonia & Denmark	Other	Total	income, total
Q1/2016	21.7	18.3	8.7	6.4	0.1	55.2	63.3
Acquisitions	-	0.9	-	-	-	0.9	1.0
(Re)development projects	0.5	0.5	0.2	0.0	-	1.1	2.1
Divestments	-1.4	-0.1	-0.1	-0.4	-	-2.0	-2.2
Like-for-like properties1)	-0.9	0.6	0.5	0.2	-	0.5	0.9
Other (incl. exchange rate differences)	-0.1	1.1	-0.1	0.0	0.0	0.9	1.0
Q1/2017	20.0	21.2	9.2	6.1	0.1	56.6	66.1

1)	Like-for-like properties are properties held by Citycon throughout two full preceding periods. Like-for-like properties exclude properties under (re)development or extension and undeveloped lots.

Q1/2017 | 04

2. OCCUPANCY RATE 96.0%

Citycon has changed its presentation of the key operational figures in the first quarter of 2017. Citycon reports the key operational figures so that Kista Galleria numbers are included based on a 50% share. The change in the presentation has impacted the following key operational figures: economic occupancy rate, the lease portfolio summary, leasing activity, annualised potential rental value, net rental yield, yield requirement, market rents, shopping centre sales and footfall as well as occupancy cost ratio. The comparison periods have been adjusted accordingly.

The economic occupancy rate for Citycon’s property portfolio decreased by 30 bps during the first quarter of 2017 especially due to increased vacancies in certain Finnish shopping centre properties located outside capital area and in Sweden and Estonia.

Total sales in Citycon’s shopping centres increased by 1% and footfall remained unchanged compared to the corresponding period of the previous year.

Q1/2017 | 05

The width of each column is weighted by the sales or footfall of the business unit.

1) Including Kista Galleria 50%. Sales and footfall figures include estimates. Sales figures exclude VAT.

At period-end, Citycon had a total of 4,806 (4,848) leases, of which the average remaining length was 3.3 (3.3) years.

The average rent per sq.m. for the Citycon portfolio increased during the first quarter of the year to EUR 24.0 (23.2) mostly due to rent indexations and property divestments. The challenging retail environment in Finland and increased competition in Estonia resulted in decreased year-to-date leasing spread of -4.5% for renewals and re-lettings.

LEASE PORTFOLIO SUMMARY1)
		31 March 2017	31 March 2016	31 December 2016
Number of leases	pcs	4,806	4,738	4,848
Average rent	EUR/sq.m.	24.0	22.5	23.2
Finland	EUR/sq.m.	26.6	24.0	26.2
Norway	EUR/sq.m.	22.7	20.7	21.4
Sweden	EUR/sq.m.	23.6	24.0	23.0
Estonia & Denmark	EUR/sq.m.	21.0	20.3	20.5
Average remaining length of lease portfolio	years	3.3	3.2	3.3
Occupancy cost ratio2)%		8.9	9.2	8.9

1)	Including Kista Galleria 50%.
2)	The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY1)

		Q1/2017	Q1/2016	2016
Number of leases started during the period	pcs	356	347	1,356
Total area of leases started2)	sq.m.	63,173	69,333	270,839
Average rent of leases started2)	EUR/sq.m.	25.1	20.1	22.4
Number of leases ended during the period	pcs	400	431	1,315
Total area of leases ended2)	sq.m.	81,329	82,793	312,061
Average rent of leases ended2)	EUR/sq.m.	22.4	21.9	21.3
Leasing spread, renewals and re-lettings	%	-4.5	-10.4	-2.5

1)	Including Kista Galleria 50%.
2)	Leases started and ended do not necessarily refer to the same premises.

Q1/2017 | 06

ANNUALISED POTENTIAL RENTAL VALUE1)
MEUR	31 March 2017	31 March 2016	31 December 2016
Finland	141.7	136.7	138.4
Norway2)	114.6	106.3	114.0
Sweden	77.2	78.7	77.3
Estonia & Denmark	29.9	28.9	29.4
Total	363.4	350.5	359.0

1)	Including Kista Galleria 50%. Annualised potential rental value includes annualised base rent and maintenance charge based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Comparison figures harmonised.

NET RENTAL YIELD1)
%	31 March 2017	31 March 2016	31 December 2016
Finland	5.0	5.8	5.2
Norway2)	5.2	4.1	5.2
Sweden	5.2	5.3	5.2
Estonia & Denmark	7.3	7.5	7.3
Average	5.3	5.8	5.4

1)	Including Kista Galleria 50%. Net rental yield is based on the net rental income from prior 12 months period calculated from the reporting date divided by the fair value of investment properties. Includes the value of unused building rights.
2)	Net rental yield 4.1% at the end the first quarter of 2016 is based on the net rental income from prior 9 months period calculated from the reporting date divided by the fair value of investment properties.

3. LOWER FAIR VALUE GAINS DECREASED THE OPERATING PROFIT GROWTH

Administrative expenses totalled EUR 6.8 million (7.5). The decrease of EUR 0.7 million was mainly driven by the lower salaries and social charges and due to some timing differences. At the end of March, Citycon Group employed a total of 252 (304) full-time employees (FTEs), of whom 75 worked in Finland, 109 in Norway, 56 in Sweden, 8 in Estonia, 3 in the Netherlands and 1 in Denmark.

Operating profit came to EUR 56.8 million (74.3), being lower than in the previous year due to the lower fair value gains and reducing goodwill by EUR 2.8 million as a result of disposing Lade shopping centre in Norway in March 2017. Goodwill reduction was recognised in other operating expenses and income.

Net financial expenses year-to-date increased by EUR 2.0 million compared to the corresponding period last year to EUR 15.5 million (13.5) despite a lower average cost of debt, mainly due to the higher debt level, lower interest income and higher other financial expenses.

Share of profit of joint ventures totalled EUR 0.2 million (4.0). The decrease came mainly from lower fair value gains in Kista Galleria and the comparison period including fair value gain on Iso Omena extension.

Profit for the period came to EUR 29.0 million (57.8). The decrease was mainly a result of lower fair value gains and higher deferred taxes.

Q1/2017 | 07

4. PROPERTY PORTFOLIO INCREASED IN VALUE

The fair value of investment properties increased by EUR 109.8 million to EUR 4,447.3 million (31 December 2016: 4,337.6). Acquisitions and investments increased the value of properties by EUR 112.3 million. Changes in exchange rates decreased value of properties by EUR 11.0 million, while fair value gains increased the value by EUR 7.3 million.

PROPERTY PORTFOLIO SUMMARY

31 March 2017	No. of properties	Gross leasable area	Fair value, MEUR	Portfolio, %	Weighted average yield requirement, %	Weighted average market rents, EUR/sq.m./mo
Shopping centres, Finland1)	20	418,340	1,772.8	40	-	-
Other retail properties, Finland	3	17,750	77.5	2	-	-
Finland, total	23	436,090	1,850.3	42	5.5	29.9
Shopping centres, Norway1)	19	406,800	1,497.1	34	-	-
Rented shopping centres, Norway2)	2	18,200	-	-	-	-
Norway, total	21	425,000	1,497.1	34	5.3	23.2
Shopping centres, Sweden3)	8	215,100	760.6	17	-	-
Sweden, total	8	215,100	760.6	17	5.2	26.7
Shopping centres, Estonia & Denmark	3	119,600	339.3	8	-	-
Estonia & Denmark, total	3	119,600	339.3	8	6.7	20.0

Shopping centres, total	52	1,178,040	4,369.8	98	-	-
Other retail properties, total	3	17,750	77.5	2	-	-
Investment properties, total	55	1,195,790	4,447.3	100	5.5	26.3
Kista Galleria (50%)	1	46,250	314.0	-	-	-
Investment properties and Kista Galleria (50%), total	56	1,242,040	4,761.3	-	5.4	27.1

1)	Fair value of investment properties does not include properties held for sale.
2)	Value of rented properties is recognised within intangible rights based on IFRS rules.
3)	Excluding Kista Galleria.

The fair value change of investment properties amounted to EUR 7.3 million (26.3). The company recorded a total value increase of EUR 51.0 million (46.2) and a total value decrease of EUR 43.6 million (19.9).

FAIR VALUE CHANGES

MEUR	Q1/2017	Q1/2016	2016
Finland	-9.6	-8.3	-33.2
Norway	14.4	24.1	19.8
Sweden	3.5	8.8	39.7
Estonia & Denmark	-1.0	1.7	-0.4
Investment properties, total	7.3	26.3	25.9
Kista Galleria (50%)	0.0	1.2	5.5
Investment properties and Kista Galleria (50%), total	7.3	27.5	31.5

During the first quarter of 2017, Citycon has started to measure the fair value of properties internally. Internal valuations are conducted on the first and third quarter, while the external appraiser continues to conduct the valuation for all properties on the second and fourth quarter. When measuring the values internally, Citycon has based the valuations on the yields and market rent indications received from the external appraiser. In addition, the external appraiser conducts the fair value evaluation of all properties under development. Jones Lang LaSalle’s (JLL) valuation advisory about the property market, yields and market rents for the period is available on Citycon’s website below Investors section.

Q1/2017 | 08

5. ACTIVE RECYCLING OF CAPITAL

During the first quarter, Citycon acquired an office building adjacent to Citycon’s Oasen shopping centre in Bergen for EUR 78 million. The acquisition creates new opportunities for Citycon to develop and expand the shopping centre.

During the reporting period, Citycon has continued implementing its divestment strategy and divested three non-core properties for a total value of EUR 47 million.

Since the publication of its strategy update in July 2011, the company has divested 52 non-core properties and four residential portfolios for a total value of EUR 400 million. Since the strategy update in 2011, Citycon has divested 52 properties for a total value of EUR 400 million and aims to expedite further capital recycling. As previously communicated, Citycon’s plan is to divest EUR 200–250 million of non-core assets, mainly in Finland, within the coming 1.5 years. Additionally, Citycon has identified further potential to recycle capital in Norway and plans to divest smaller, non-urban Norwegian assets for up to EUR 200–250 million over the next three years.

ACQUISITIONS AND DIVESTMENTS Q1/2017

		Location	Date	Gross leasable area, sq.m.	Price, MEUR
Acquisitions
Oasen	Office building	Bergen, Norway	5 January	19,000	78.0
Acquisitions, total				19,000	78.0

Divestments
Länken	Retail property	Umeå, Sweden	31 January	11,600	25.0
Kaarinan Liiketalo	Retail property	Kaarina, Finland	28 February	9,400	1.0
Lade	Shopping centre	Trondheim, Norway	3 March	8,700	21.0
Divestments, total				29,700	47.0

Q1/2017 | 09

6. (RE)DEVELOPMENT PROJECTS PROGRESSED – ISO OMENA ALMOST FULLY LET

At the end of the reporting period, the company had three major (re)development projects underway: the extension and (re)development of Iso Omena in the Helsinki area, the Mölndal Galleria project in Gothenburg and the Lippulaiva project in the Helsinki area.

The first phase of Iso Omena’s extension was opened successfully in August 2016. The second phase grand opening, comprising an additional 13,000 square metres of gross leasable area, will be on 20 April. The leasing rate for the whole Iso Omena increased to 98% during the quarter.

Citycon has started construction of the pop-up shopping centre Pikkulaiva, which will be the temporary location for the tenants during the Lippulaiva extension and (re)development project. Lippulaiva will be demolished in fall 2017 and the completely new shopping centre is expected to be opened in 2020.

The tenant demand for the new Mölndal Galleria shopping centre has been strong and pre-leasing was 70% at the end of the period. Citycon will purchase joint venture partner NCC’s 50% share after the project is completed.

In addition to the (re)development projects listed below, Citycon has several ongoing refurbishments in e.g. Arabia, Kristiine, Tumba Centrum and Down Town.

Further information on Citycon’s completed, ongoing and planned (re)developments can be found in the company’s Financial Statements 2016.

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2017 AND IN PROGRESS ON 31 MARCH 20171)

	Location	Area before and after project completion, sq.m.	Expected gross investment, MEUR	Actual gross investments by 31 March 2017, MEUR	Completion

Iso Omena	Helsinki area, Finland	63,300/101,000	270	258.6	Phase 2: April 2017
Porin Asema-aukio2)	Pori, Finland	18,800/23,000	40	38.1	Q2/2017
Mölndal Galleria	Gothenburg, Sweden	-/24,000	60.0 (120.0)3)	32.9	Q3/2018
Lippulaiva	Helsinki area, Finland	19,200/42,000	200	27.9	2020

1)	In addition to these projects, Citycon has signed an agreement with TK development regarding the forward purchase of Straedet project in Køge in the greater Copenhagen area. Citycon will acquire the newly constructed shopping centre at completion in three parts: first part in May 2017, second and largest part in September 2017 and the final part in Q1/2018. The purchase price is EUR 75 million in total and is based on a fixed 6.25% net initial yield.
2)	New campus for the Satakunta University of Applied Sciences. Citycon has signed an agreement to sell the property at completion of the project.
3)	The number in brackets reflects Citycon’s total investment in the project including agreed buyouts of JV shares.

7. CAPITAL EXPENDITURE

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 116.7 million (47.8).

CAPITAL EXPENDITURE
MEUR	Q1/2017	Q1/2016
Acquisitions of properties	72.9	-
Acquisitions of and investments in joint ventures	3.9	15.9
Property development	39.4	31.5
Other investments	0.5	0.4
Total capital expenditure incl. acquisitions	116.7	47.8

Capital expenditure by segment
Finland	28.2	25.9
Norway	80.6	7.5
Sweden	7.4	14.3
Estonia & Denmark	0.4	-0.2
Group administration	0.1	0.4
Total capital expenditure incl. acquisitions	116.7	47.8

Divestments1)	46.1	24.4

1)	Excluding transfers into ’Investment properties held for sale’ -category

Q1/2017 | 10

8.   SHAREHOLDERS’ EQUITY

Equity per share decreased to EUR 2.59 (31 December 2016: 2.60), mainly due to dividends and equity return of EUR 28.9 million and a translation loss of EUR 6.9 million. On the other hand, profit for the period increased equity per share.

At period-end, shareholders’ equity attributable to parent company’s shareholders was EUR 2,302.5 million (2,280.4). This figure decreased from the end of 2016 (2,311.4) EUR 9.0 million due to the above-mentioned reasons.

9.   FINANCING

During the first quarter of 2017, no major new financing transactions were entered into. However, the Swedish commercial paper program limit was increased from SEK 1,000 million to SEK 2,000 million.

KEY FINANCING FIGURES
		31 March 2017	31 March 2016	31 December 2016
Interest bearing debt, fair value	MEUR	2,243.9	2,035.1	2,191.5
Available liquidity	MEUR	557.1	381.2	560.4
Average loan maturity	years	5.2	5.3	5.6
Loan to Value (LTV)1)%		47.1	45.0	46.6
Equity ratio (financial covenant > 32.5)%		46.5	48.5	47.3
Interest cover ratio (financial covenant > 1.8)	x	3.8	3.7	3.8
Solvency ratio (financial covenant < 0.65 )	x	0.46	0.44	0.46
Secured solvency ratio (financial covenant < 0.25)	x	0.02	0.03	0.02

1)	LTV formula: (Interest-bearing liabilities - cash and cash equivalents / Fair value of investment properties + properties held for sale + investments in joint ventures) x 100

Q1/2017 | 11

INTEREST-BEARING DEBT

The fair value of interest-bearing debt increased year-on-year by EUR 208.9 million to EUR 2 243.9 million, partly as a result of the buy-out of NCC in the Iso Omena extension in August 2016 and an acquisition in Bergen in January 2017. The weighted average loan maturity decreased during the quarter to 5.2 years, due to the issuance of more short-term commercial papers, and as no new longer term debt arrangements were entered into.

Q1/2017 | 12

FINANCIAL EXPENSES

Net financial expenses year-to-date increased by EUR 2.0 million compared to the corresponding period last year to EUR 15.5 million (13.5) despite a lower average cost of debt, mainly due to the higher debt level, lower interest income and higher other financial expenses. The other financial expenses include EUR 1.5 million of indirect financial expenses that relates to fair value changes of cross-currency swaps not under hedge accounting. The financial income mainly consists of the interest income on the loan to Kista Galleria, and partly on interest differences from forward agreements.

The period-end weighted average interest rate decreased year-on-year as a result of debt refinancing transactions at lower margins and unwinding of interest rate swaps.

FINANCIAL EXPENSES
		Q1/2017	Q1/2016	2016
Financial expenses	MEUR	-17.1	-16.2	-65.9
Financial income	MEUR	1.6	2.7	8.3
Net financial expenses	MEUR	-15.5	-13.5	-57.7
Weighted average interest rate1)%		2.78	3.05	2.86
Year-to-date weighted average interest rate1)%		2.79	3.06	2.98

1) Including interest rate swaps and cross-currency swaps

FINANCIAL RISK MANAGEMENT

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the company’s treasury policy, the currency net transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps that convert EUR debt into SEK and NOK.

FINANCIAL RISK MANAGEMENT
		31 March 2017	31 March 2016	31 December 2016
Average interest-rate fixing period	years	5.1	4.9	5.5
Interest rate hedging ratio	%	90.8	85.3	93.1

10. BUSINESS ENVIRONMENT

There were no major changes in Citycon’s macroeconomic environment during the first quarter of 2017. The Finnish economy grew last year at its fastest pace in five years and the economy is expected to continue to grow. Other Citycon’s operating countries are expected to show positive economic development for the on-going year: the business environment in Sweden, Estonia and Denmark remains strong or relatively strong and the Norwegian economy is picking up momentum.

According to the European Commission (forecast), GDP growth for the Euro area in 2017 is expected to be approximately 1.6%. Sweden and Estonia are showing stronger growth figures than the Euro area average and Denmark is in line with the Euro area forecast, while the GDP growth for Finland and Norway is expected to be slightly lower than the Euro area average. Overall the GDP growth is expected to gradually converge in Citycon’s operating countries.

BUSINESS ENVIRONMENT KEY FIGURES

%	Finland	Norway	Sweden	Estonia	Denmark	Euro area
GDP growth forecast, 2017	1.2	1.2	2.4	2.2	1.5	1.6
GDP growth forecast, 2018	1.5	1.5	2.1	2.6	1.8	1.8
Unemployment, Feb 2017	8.7	4.2	6.8	5.8	6.4	9.5
Retail sales growth, Jan–Feb 2017	1.1	1.7	0.7	1.0	-1.8	1.8

Sources: European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

Q1/2017 | 13

The unemployment decreased in Sweden, Estonia and Norway during the first quarter of 2017, but increased slightly in Denmark. In Finland the unemployment has remained unchanged during the reporting period. The unemployment rates in all of Citycon’s operating countries remained below the Euro area average (9.5%). For the first two months retail sales growth has been positive in Finland, Norway, Sweden and Estonia, while Danish retail sales has been negative. (Source: Statistics Finland/Norway/Sweden/Estonia/Denmark)

In Sweden, Finland and Denmark the consumer confidence levels during the reporting period have continued a positive trend. The consumer confidence in Estonia and on average in the Euro area is still negative. (Source: Eurostat) Consumer prices have increased in all of Citycon’s operating countries during the reporting period, and also in the Euro area generally. In Norway, Sweden and Estonia the consumer prices have increased faster than the Euro area average. (Source: Statistics Finland/Norway/Sweden/Estonia/Denmark)

In Finland, prime shopping centre rents have stayed unchanged quarter-to-quarter and are forecast to remain stable or increase slightly in 2017. In Norway, prime rents are forecast to remain unchanged. In Sweden, prime shopping centre rents have increased marginally over the quarter while in Estonia rents have decreased by 1% quarter-to-quarter. A slight decrease is forecasted to continue in Estonia in 2017 due to intensifying competition. (Source: JLL)

In Finland, the demand for core properties remains strong and the demand for secondary properties has also increased. In Norway, the investment demand continues strong but some upward pressure on yields may be expected. In Sweden and in Estonia, the prime shopping centre yields have stabilized. (Source: JLL)

11.  SUSTAINABILITY

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. Citycon’s sustainability strategy was updated in 2014 and Citycon has set ambitious targets that extend to 2020.

Citycon has launched an extensive project to introduce BREEAM In-Use certificates for its shopping centres.

74% of Citycon’s shopping centres, measured by fair value, had acquired the certification at period end. Citycon now boasts the largest shopping centre portfolio with BREEAM In-Use certification in the Nordic countries.

Citycon’s sustainability strategy, targets and measures are described in detail in the Annual Review and Sustainability Accounts 2016.

12.  RISKS AND UNCERTAINTIES

The most significant near-term risks and uncertainties in Citycon’s business operations are associated with the general development of the economy and consumer confidence in the Nordic countries and Estonia as well as how this affects the fair values, occupancy rates and rental levels of the shopping centres and thereby Citycon’s financial result. Especially a slower economic recovery in Finland could hamper the achievement of the set financial objectives.

The main risks that can materially affect Citycon’s business and financial results, along with the main risk management actions, are presented in detail in Note 3.5 A) and on pages 73–74 in the Financial Statements 2016 as well as on Citycon’s website in the Corporate Governance section. No material changes are estimated to have taken place during the first quarter of the year in the risks described.

13.  GENERAL MEETING

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 22 March 2017. A total of 461 shareholders attended the AGM either personally or through a proxy representative, representing 86.0% of shares and votes in the company.

The AGM adopted the company’s Financial Statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2016. The General Meeting decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

Q1/2017 | 14

The AGM resolved the number of members of the Board of Directors to be ten. Chaim Katzman, Bernd Knobloch, Arnold de Haan, Kirsi Komi, Rachel Lavine, Andrea Orlandi, Claes Ottosson, Per-Anders Ovin and Ariella Zochovitzky were re-elected to the Board of Directors and David Lukes was elected as a new member to the Board of Directors.

Ernst & Young Oy, a firm of authorised public accountants, was re-elected as the auditor of the company for 2017.

The AGM decisions are reported on the company’s website at www.citycon.com/agm2017, where meeting minutes of the General Meeting are also available.

14. DIVIDEND AND EQUITY REPAYMENT Citycon’s dividends and equity repayments in 2017:

Dividends and equity repayments paid on 31 March 20171)	Record date	Payment date	EUR / share
Dividend for 2016	24 March 2017	31 March 2017	0.01
Equity repayment Q1	24 March 2017	31 March 2017	0.0225

Remaining Board authorisation for equity repayment2)	Preliminary record date	Preliminary payment date	0.0975
Equity repayment Q2	22 June 2017	30 June 2017
Equity repayment Q3	22 September 2017	29 September 2017
Equity repayment Q4	14 December 2017	29 December 2017

1)	Board decision based on the authorisation issued by the AGM 2017.
2)	The AGM 2017 authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. Unless the Board of Directors decides otherwise for a justified reason, the authorisation will be used to distribute dividend and/or equity repayment four times during the period of validity of the authorisation. In this case, the Board of Directors will make separate resolutions on each distribution of the dividend and/or equity repayment so that the preliminary record and payment dates will be as stated above. Citycon shall make separate announcements of such Board resolutions.

15. SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. The shares have no nominal value.

SHARE CAPITAL AND SHARES
		Q1/2017	Q1/2016%		2016
Share capital at period-start	MEUR	259.6	259.6	-	259.6
Share capital at period-end	MEUR	259.6	259.6	-	259.6

Number of shares at period-start		889,992,628	889,992,628	-	889,992,628
Number of shares at period-end		889,992,628	889,992,628	-	889,992,628

SHARE PRICE AND TRADING
		Q1/2017	Q1/2016	%	2016
Low	EUR	2.16	2.03	6.4	1.98
High	EUR	2.39	2.39	-	2.39
Average	EUR	2.28	2.19	4.1	2.18
Latest	EUR	2.22	2.22	-	2.34
Market capitalisation at period-end	MEUR	1,975.8	1,975.8	-	2,080.8

Number of shares traded	million	43.1	41.7	3.4	147.7
Value of shares traded	MEUR	98.1	91.1	7.7	322.2

During January-March 2017, there were no changes in the company’s share capital.

Q1/2017 | 15

At the end of March 2017, Citycon had a total of 13,531 (10,211) registered shareholders, of which nine were account managers of nominee-registered shares.Details of the most significant registered shareholders of the company and of the distribution of ownership as of 31 December 2016 can be found on pages 75–76 of the Financial Statements 2016.

BOARD AUTHORISATIONS

In addition to the asset distribution authorisation of the Board of Directors as explained in section 14 above and in Note 10, the Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 22 March 2017:

●	The Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2018.

●	The Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2018.

During January–March 2017, Citycon neither used its authorisations to issue shares or special rights entitling to shares nor repurchased or accepted as pledge its own shares.

OWN SHARES

During the reporting period, the company or its subsidiaries held no shares in the company.

SHARE-RELATED EVENTS

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company’s website at www.citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

Q1/2017 | 16

INCENTIVE PLANS

Long-term Share-based Incentive Plans and Stock Option Plan 2011

Citycon has three incentive plans for the Group key employees:

●	performance share plan 2015,

●	restricted share plan 2015 and

●	stock option plan 2011.

On 22 March 2017 Citycon’s Board of Directors decided to adjust the total amount of the maximum reward under the Restricted Share Plan 2015 up to 700,000 Citycon shares (also including the cash proportion to be used for taxes and tax-related costs) which represents a 200,000 share increase and extend the allocation period of the restricted shares with one year, until the end of 2018. Otherwise the terms of the long term share-based incentive plans and stock option plan 2011 remain unchanged and as explained in the Note 1.6 on pages 33–34 of the Financial Statements 2016.

The full terms and conditions of both long-term incentive plans are available on the company’s website at www.citycon.com/remuneration and the full terms and conditions of the stock option plan 2011 on the company’s website at www.citycon.com/options. The subscription ratios, prices and periods of the stock option plan 2011 as well as the stock options granted to the CEO and other Corporate Management Committee members are available in the section E of the Note 1.6 of the Financial Statements 2016.

16. EVENTS AFTER THE REPORTING PERIOD

No material events after the reporting period.

17. OUTLOOK

Citycon forecasts the 2017 Direct operating profit to change by EUR -7 to 12 million and EPRA Earnings to change by EUR -13 to 5 million from the previous year. Additionally, the company expects EPRA EPS (basic) to be EUR 0.155– 0.175.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

Q1/2017 | 17

18. FINANCIAL CALENDAR

Citycon will issue a half-year financial report and interim report of the third quarter in accordance with the following schedule:

January–June 2017 on Thursday, 13 July 2017 at about 9:00 a.m.

January–September 2017 on Thursday, 19 October 2017 at about 9:00 a.m.

Helsinki, 19 April 2017

Citycon Oyj

Board of Directors

For further information, please contact:

Eero Sihvonen, Executive VP and CFO

Tel. +358 50 557 9137

eero.sihvonen@citycon.com

Henrica Ginström, VP, IR and Communications

Tel. +358 50 554 4296

henrica.ginstrom@citycon.com

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total EUR 5 billion and with market capitalisation of EUR 2 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Norway and Sweden. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody’s (Baa1) and Standard & Poor’s (BBB). Citycon Oyj’s share is listed in Nasdaq Helsinki.

www.citycon.com

Q1/2017 | 18

EPRA performance measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2016 in section “EPRA performance measures”.

EPRA PERFORMANCE MEASURES

		Q1/2017	Q1/2016%		2016
EPRA Earnings	MEUR	38.3	36.0	6.6	151.1
EPRA Earnings per share (basic)	EUR	0.043	0.040	6.6	0.170
EPRA NAV per share	EUR	2.83	2.78	1.7	2.82
EPRA NNNAV per share	EUR	2.47	2.45	0.8	2.47

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

MEUR		Q1/2017	Q1/2016%		2016
Earnings in IFRS Consolidated Statement of Comprehensive Income		28.5	57.3	-50.3	160.4
-/+ Net fair value gains/losses on investment property		-7.3	-26.3	-72.1	-25.9
-/+ Net gains/losses on sale of investment property		-1.9	0.0	-	-4.3
+ Indirect other operating expenses		2.8	-	-	4.4
+/- Fair value losses/gains of financial instruments		1.5	0.6	172.2	5.9
+/- Fair value losses/gains and other indirect items of joint ventures and associated companies		1.6	-3.1	-	-10.4
+/- Change in deferred taxes arising from the items above		12.7	7.0	81.3	20.2
+/- Non-controlling interest arising from the items above		0.5	0.5	-0.2	0.7
EPRA Earnings		38.3	36.0	6.6	151.1
Issue-adjusted average number of shares	million	890.0	890.0	-	890.0
EPRA Earnings per share (basic)	EUR	0.043	0.040	6.6	0.170

Q1/2017 | 19

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR		Q1/2017	Q1/2016%		2016
Net rental income		56.6	55.2	2.5	224.9
Direct administrative expenses		-6.8	-7.5	-8.7	-28.2
Direct other operating income and expenses		0.5	0.2	182.1	1.8
Direct operating profit		50.3	47.9	5.0	198.5
Direct net financial income and expenses		-14.0	-13.0	8.3	-51.7
Direct share of profit/loss of joint ventures and associated companies		1.8	0.9	93.4	4.4
Direct current taxes		-0.1	-0.2	-69.8	-0.7
Direct deferred taxes		0.3	0.3	5.9	0.7
Direct non-controlling interest		0.0	0.0	-43.3	-0.1
EPRA Earnings		38.3	36.0	6.6	151.1
EPRA Earnings per share (basic)	EUR	0.043	0.040	6.6	0.170

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	31 March 2017			31 March 2016			31 December 2016
	MEUR	Number of shares (1,000)	per share, EUR	MEUR	Number of shares (1,000)	per share, EUR	MEUR	Number of shares (1,000)	per share, EUR
Equity attributable to parent company shareholders	2,302.5	889,993	2.59	2,280.4	889,993	2.56	2,311.4	889,993	2.60
Deferred taxes from the difference of fair value and fiscal value of investment properties	316.9	889,993	0.36	292.0	889,993	0.33	309.1	889,993	0.35
Goodwill as a result of deferred taxes	-104.7	889,993	-0.12	-109.3	889,993	-0.12	-108.7	889,993	-0.12
Fair value of financial instruments	2.2	889,993	0.00	10.8	889,993	0.01	0.3	889,993	0.00
Net asset value (EPRA NAV)	2,516.9	889,993	2.83	2,474.0	889,993	2.78	2,512.2	889,993	2.82

Deferred taxes from the difference of fair value and fiscal value of investment properties	-316.9	889,993	-0.36	-292.0	889,993	-0.33	-309.1	889,993	-0.35
Goodwill as a result of deferred taxes	104.7	889,993	0.12	109.3	889,993	0.12	108.7	889,993	0.12
The difference between the secondary market price and fair value of bonds1)	-107.2	889,993	-0.12	-103.2	889,993	-0.12	-116.2	889,993	-0.13
Fair value of financial instruments	-2.2	889,993	0.00	-10.8	889,993	-0.01	-0.3	889,993	0.00
EPRA NNNAV	2,195.2	889,993	2.47	2,177.3	889,993	2.45	2,195.2	889,993	2.47

1)	When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the fair value of the bonds was EUR 107.2 million (103.2) as of 31 March 2017.

Q1/2017 | 20

Condensed Consolidated

Interim Financial Statements

1 January–31 March 2017

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR	Note	Q1/2017	Q1/2016%		2016
Gross rental income	3	66.1	63.3	4.4	251.4
Service charge income		20.4	20.1	1.9	80.3
Property operating expenses		-29.6	-27.7	6.8	-105.5
Other expenses from leasing operations		-0.3	-0.4	-16.9	-1.4
Net rental income	3	56.6	55.2	2.5	224.9
Administrative expenses		-6.8	-7.5	-8.7	-28.2
Other operating expenses and income	6	-2.2	0.2	-	-2.6
Net fair value gains on investment property	3	7.3	26.3	-72.1	25.9
Net gains on sale of investment property		1.9	0.0	-	4.3

Operating profit	3	56.8	74.3	-23.5	224.4

Net financial income and expenses		-15.5	-13.5	15.0	-57.7
Share of profit of joint ventures and associated companies		0.2	4.0	-94.5	14.8
Profit/loss before taxes		41.5	64.8	-36.0	181.5
Current taxes		-0.1	-0.2	-69.8	-0.7
Deferred taxes		-12.4	-6.7	84.5	-19.5
Profit for the period		29.0	57.8	-49.9	161.3

Profit attributable to
Parent company shareholders		28.5	57.3	-50.3	160.4
Non-controlling interest		0.5	0.5	-2.2	0.9

Earnings per share attributable to parent company shareholders
Earnings per share (basic) EUR	4	0.03	0.06	-50.3	0.18
Earnings per share (diluted) EUR	4	0.03	0.06	-50.4	0.18

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		-2.1	-3.7	-41.7	8.0
Income taxes relating to cash flow hedges		0.4	0.7	-41.7	-1.6
Share of other comprehensive income of joint ventures and associated companies		-0.2	0.0	-	1.1
Exchange losses/gains on translating foreign operations		-6.8	13.9	-	31.1
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		-8.7	10.9	-	38.5
Other comprehensive income for the period, after taxes		-8.7	10.9	-	38.5

Total comprehensive profit/loss for the period		20.3	68.7	-70.4	199.8

Total comprehensive profit/loss attributable to
Parent company shareholders		19.7	68.2	-71.1	198.9
Non-controlling interest		0.6	0.5	19.7	0.9

Q1/2017 | 21

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	31 March 2017	31 March 2016	31 December 2016
ASSETS

Non-current assets
Investment properties	5	4,447.3	4,079.1	4,337.6
Goodwill		169.6	173.5	173.4
Investments in joint ventures and associated companies		223.2	289.7	219.0
Intangible and tangible assets, and other non-current assets		26.4	28.0	30.0
Deferred tax assets		3.5	5.1	2.9
Total non-current assets		4,870.1	4,575.4	4,762.8

Investment properties held for sale	6	37.2	71.7	81.9

Current assets
Derivative financial instruments	8, 9	1.9	2.1	1.0
Trade and other current assets		45.6	40.5	39.3
Cash and cash equivalents	7	11.1	24.3	15.9
Total current assets		58.6	66.8	56.2

Total assets	3	4,965.9	4,714.0	4,900.9

SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-2.2	-10.8	-0.3
Invested unrestricted equity fund	10	1,210.3	1,330.5	1,230.3
Retained earnings	10	703.7	570.1	690.7
Total equity attributable to parent company shareholders		2,302.5	2,280.4	2,311.4
Non-controlling interest		1.5	0.5	0.8
Total shareholders’ equity		2,304.0	2,281.0	2,312.3

Long-term liabilities
Loans		1,884.0	1,865.1	1,887.1
Derivative financial instruments and other non-interest bearing liabilities	8, 9	5.2	12.5	3.9
Deferred tax liabilities		321.1	295.6	312.2
Total long-term liabilities		2,210.3	2,173.2	2,203.2

Short-term liabilities
Loans		345.8	156.4	289.7
Derivative financial instruments	8, 9	2.1	4.3	2.7
Trade and other payables		103.7	99.1	93.0
Total short-term liabilities		451.6	259.8	385.5

Total liabilities	3	2,661.9	2,433.0	2,588.7

Total liabilities and shareholders’ equity		4,965.9	4,714.0	4,900.9

Q1/2017 | 22

CONDENSED CONSOLIDATED CASH FLOW STATEMENT, IFRS

MEUR	Note	Q1/2017	Q1/2016	2016
Cash flow from operating activities
Profit before taxes		41.5	64.8	181.5
Adjustments to profit before taxes		10.2	-15.7	21.3
Cash flow before change in working capital		51.7	49.0	202.8
Change in working capital		-4.5	3.1	1.5
Cash generated from operations		47.1	52.2	204.3

Paid interest and other financial charges		-4.5	-3.7	-68.9
Interest income and other financial income received		0.6	0.6	1.8
Current taxes paid		-0.4	-0.4	-0.8
Net cash from operating activities		42.9	48.7	136.4

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	5, 6	-74.2	0.0	-81.5
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets	5, 6	-44.7	-51.2	-191.3
Sale of investment properties	5, 6	43.2	34.3	109.9
Net cash used in investing activities		-75.7	-16.8	-162.9

Cash flow from financing activities
Proceeds from short-term loans		494.7	427.0	1,131.4
Repayments of short-term loans		-435.0	-438.7	-1,142.0
Proceeds from long-term loans and receivables		0.0	0.0	375.2
Repayments of long-term loans		0.0	-0.1	-231.1
Dividends and return from the invested unrestricted equity fund	10	-29.2	-30.4	-131.4
Realized exchange rate losses/gains		-2.4	6.5	12.8
Net cash used in financing activities		28.1	-35.6	14.9

Net change in cash and cash equivalents		-4.8	-3.7	-11.6
Cash and cash equivalents at period-start	7	15.9	27.9	27.9
Effects of exchange rate changes		0.0	0.0	-0.5
Cash and cash equivalents at period-end	7	11.1	24.3	15.9

Q1/2017 | 23

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

	Equity attributable to parent company shareholders						Equity
MEUR	Share capital	Share premium fund	Fair value	Invested unrestricted equity fund	Translation reserve	Retained earnings	attributable to parent company shareholders	Non- controlling interest	Share-holders’ equity, total
Balance at 1 January 2016	259.6	131.1	-7.9	1,354.9	-47.9	555.7	2,245.5	0.0	2,245.5
Total comprehensive loss/profit for the period			-3.0		13.9	57.3	68.2	0.5	68.7
Dividends paid and equity return (Note 10)				-24.5		-8.9	-33.4		-33.4
Share-based payments						0.1	0.1		0.1
Balance at 31 March 2016	259.6	131.1	-10.8	1,330.5	-34.0	604.2	2,280.4	0.5	2,281.0

Balance at 1 January 2017	259.6	131.1	-0.3	1,230.3	-16.9	707.6	2,311.4	0.8	2,312.3
Total comprehensive loss/profit for the period			-1.9		-6.9	28.5	19.7	0.6	20.3
Dividends paid and equity return (Note 10)				-20.0		-8.9	-28.9		-28.9
Share-based payments						0.3	0.3		0.3
Balance at 31 March 2017	259.6	131.1	-2.2	1,210.3	-23.8	727.5	2,302.5	1.5	2,304.0

Q1/2017 | 24

Notes to the interim condensed consolidated financial statements

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Norway, Sweden and Estonia and Denmark. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 19th of April 2017.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the three month period ended on 31 March 2017 have been prepared in accordance with the same accounting policies and methods as in previous annual financial statements and in accordance with IAS 34 Interim Financial Reporting standard. The figures are unaudited.

Additional information on the accounting policies are available in Citycon’s previous annual financial statements in the accounting policies notes.

Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) guidelines. These alternative performance measures, such as EPRA performance measures and loan to value, are used to present the underlying business performance and to enhance comparability between financial periods. Alternative performance measures presented in this report should not be considered as a substitute for measures of performance in accordance with the IFRS.

3. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Norway, Sweden and Estonia and Denmark.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the gross rental income, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures and associated companies’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures and associated companies’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 0.5 million.

The Board of Directors follow IFRS segment results and in addition Kista Galleria’s financial performance separately, and therefore segment information includes both IFRS segment results and Kista Galleria result. The Board of Directors has started to follow the Kista Galleria result and financial position based on a 50% share during the first quarter of 2017 (previously 100%).

Q1/2017 | 25

MEUR	Q1/2017	Q1/2016%		2016
Gross rental income
Finland	23.9	24.4	-2.3	94.4
Norway	24.3	20.7	17.3	85.3
Sweden	11.6	11.3	2.5	45.8
Estonia & Denmark	6.4	6.9	-7.2	26.0
Total Segments	66.1	63.3	4.4	251.4

Kista Galleria (50%)	4.3	4.4	-2.3	17.2

Net rental income
Finland	20.0	21.7	-8.1	87.8
Norway	21.2	18.3	15.8	74.0
Sweden	9.2	8.7	5.7	38.5
Estonia & Denmark	6.1	6.4	-4.6	24.2
Other	0.1	0.1	32.3	0.5
Total Segments	56.6	55.2	2.5	224.9

Kista Galleria (50%)	3.9	3.9	-0.9	15.0

Direct operating profit
Finland	19.2	20.9	-7.8	84.8
Norway	20.3	16.7	21.2	69.4
Sweden	8.5	7.7	9.8	35.2
Estonia & Denmark	6.0	6.1	-2.6	23.5
Other	-3.6	-3.5	4.1	-14.4
Total Segments	50.3	47.9	5.0	198.5

Kista Galleria (50%)	3.7	3.7	0.1	14.4

Net fair value losses/gains on investment property
Finland	-9.6	-8.3	15.3	-33.2
Norway	14.4	24.1	-40.1	19.8
Sweden	3.5	8.8	-60.1	39.7
Estonia & Denmark	-1.0	1.7	-	-0.4
Total Segments	7.3	26.3	-72.1	25.9

Kista Galleria (50%)	0.0	1.2	-	5.5

Operating profit/loss
Finland	9.8	12.7	-22.6	55.1
Norway	31.9	40.8	-21.8	85.1
Sweden	13.7	16.5	-17.1	75.7
Estonia & Denmark	5.0	7.7	-35.6	22.9
Other	-3.6	-3.5	4.1	-14.5
Total Segments	56.8	74.3	-23.5	224.4

Kista Galleria (50%)	3.7	4.9	-25.2	19.9

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MEUR	31 March 2017	31 March 2016%		31 December 2016
Assets
Finland	1,863.1	1,750.5	6.4	1,843.1
Norway	1,765.9	1,614.1	9.4	1,710.0
Sweden	965.7	956.7	0.9	970.2
Estonia & Denmark	340.2	340.2	0.0	340.2
Other	31.0	52.5	-40.9	37.4
Total Segments	4,965.9	4,714.0	5.3	4,900.9

Kista Galleria (50%)	320.2	320.8	-0.2	318.0

Liabilities
Finland	8.9	17.5	-49.1	18.7
Norway	26.2	21.1	24.2	21.1
Sweden	12.7	18.2	-29.9	19.2
Estonia & Denmark	4.3	2.5	69.1	4.1
Other	2,609.7	2,373.7	9.9	2,525.6
Total Segments	2,661.9	2,433.0	9.4	2,588.7

Kista Galleria (50%)	254.8	260.9	-2.3%	251.6

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. EARNINGS PER SHARE

		Q1/2017	Q1/2016%		2016
Earnings per share, basic
Profit attributable to parent company shareholders	MEUR	28.5	57.3	-50.3	160.4
Issue-adjusted average number of shares	million	890.0	890.0	-	890.0
Earnings per share (basic)	EUR	0.03	0.06	-50.3	0.18

Earnings per share, diluted
Profit attributable to parent company shareholders	MEUR	28.5	57.3	-50.3	160.4
Issue-adjusted average number of shares	million	890.0	890.0	-	890.0
Adjustment from share-based incentive plans and options	million	9.0	6.4	41.3	6.4
Average number of shares used in the calculation of diluted earnings per share	million	899.0	896.4	0.3	896.4
Earnings per share (diluted)	EUR	0.03	0.06	-50.4	0.18

5. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On the reporting date, the first mentioned category included Porin Asema-aukio and Iso Omena in Finland. The first mentioned category included Porin Asema-aukio in Finland as well as Stenungstorg Centrum in Sweden on 31 March 2016.

IPUC-category includes the fair value of the whole property even though only part of the property may be under

Q1/2017 | 27

31 MARCH 2017
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	723.9	3,613.7	4,337.6
Acquisitions	-	72.9	72.9
Investments	14.5	23.4	37.9
Capitalized interest	1.0	0.4	1.4
Fair value gains on investment property	17.8	33.2	51.0
Fair value losses on investment property	-	-43.6	-43.6
Exchange differences	-	-11.0	-11.0
Transfers between items	-	1.2	1.2
At period-end	757.2	3,690.1	4,447.3

31 MARCH 2016
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	106.7	3,984.9	4,091.6
Investments	5.1	25.8	30.9
Disposals	-	-24.0	-24.0
Capitalized interest	0.2	0.3	0.6
Fair value gains on investment property	2.1	44.1	46.2
Fair value losses on investment property	-	-19.9	-19.9
Exchange differences	-0.3	24.1	23.8
Transfers between items	-	-70.0	-70.0
At period-end	113.8	3,965.3	4,079.1

31 DECEMBER 2016
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	106.7	3,984.9	4,091.6
Acquisitions	81.5	-	81.5
Investments	80.7	108.1	188.8
Disposals	0.0	-25.1	-25.1
Capitalized interest	4.4	1.2	5.6
Fair value gains on investment property	15.1	85.8	100.9
Fair value losses on investment property	-	-74.9	-74.9
Exchange differences	-	47.7	47.7
Transfers between items (includes the transfer from investments in joint ventures and associated companies)	435.4	-513.8	-78.4
At period-end	723.9	3,613.7	4,337.6

Q1/2017 | 28

An external professional appraiser has conducted the valuation of the company’s fair values on 31 March 2016 and 31 December 2016. In 2017 Citycon has started to measure the fair values of the properties internally on the first and third quarter of the year. When measuring the values internally, Citycon has based the valuations on the yields and market rent indications received from the external appraiser. In addition, the external appraiser conducts the fair value evaluation of all properties under development. The fair value is calculated by a net rental income based cash flow analysis both in internal and external valuations. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement, %			Weighted average market rents, EUR/sq.m./mo
	31 March 2017	31 March 2016	31 December 2016	31 March 2017	31 March 2016	31 December 2016
Finland	5.5	5.9	5.6	29.9	28.8	29.8
Norway	5.3	5.2	5.3	23.2	22.0	22.9
Sweden	5.2	5.4	5.2	26.7	26.0	26.3
Estonia & Denmark	6.7	6.8	6.7	20.0	20.5	20.1
Investment properties, average	5.5	5.7	5.5	26.3	25.3	26.1
Investment properties and
Kista Galleria (50%), average	5.4	5.6	5.4	27.1	26.2	26.9

1) Excluding Kista Galleria.

6. INVESTMENT PROPERTIES HELD FOR SALE

On 31 March 2017, the Investment Properties Held for Sale comprised of two properties in Norway and one residential property in Finland. The properties’ transactions in Norway are expected to be finalized during 2017 while residential property transaction is expected to be finalized during the next 12 months. On 31 March 2016 the Investment Properties Held for Sale comprised one property portfolio and one residential property in Finland.

Other operating expenses and income in the consolidated statement of comprehensive income includes the goodwill reduction of EUR 2.8 million related to the disposal of Lade shopping centre in Norway in the first quarter of 2017.

MEUR	31 March 2017	31 March 2016	2016
At period-start	81.9	1.7	1.7
Disposals	-43.1	-	-70.0
Exchange differences	-0.5	-	-
Transfers from investment properties	-1.2	70.0	150.3
At period-end	37.2	71.7	81.9

Q1/2017 | 29

7. CASH AND CASH EQUIVALENTS

MEUR	31 March 2017	31 March 2016	31 December 2016
Cash in hand and at bank	6.1	19.7	9.3
Other bank deposits	5.0	4.6	6.5
Total	11.1	24.3	15.9

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists mainly of restricted cash.

8.   FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	31 March 2017		31 March 2016		31 December 2016
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
FINANCIAL ASSETS
I Financial assets at fair value through profit and loss
Derivative financial instruments	2.8	2.8	2.1	2.1	3.1	3.1
II Derivative contracts under hedge accounting
Derivative financial instruments	0.8	0.8	2.3	2.3	2.5	2.5

FINANCIAL LIABILITIES
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	315.9	316.5	464.6	465.1	260.8	261.4
Bonds	1913.9	1927.4	1556.9	1569.9	1916.0	1930.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	4.8	4.8	6.8	6.8	4.3	4.3
III Derivative contracts under hedge accounting
Derivative financial instruments	1.0	1.0	9.1	9.1	1.6	1.6

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9. DERIVATIVE FINANCIAL INSTRUMENTS

	31 March 2017		31 March 2016		31 December 2016
MEUR	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1–5 years	245.4	0.8	192.4	-5.9	247.6	1.2
over 5 years	-	-	106.2	-2.0	-	-
Subtotal	245.4	0.8	298.6	-7.9	247.6	1.2

Cross-currency swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1–5 years	350.0	-1.7	150.0	-2.4	350.0	0.6
over 5 years	107.9	-1.0	107.9	1.1	107.9	-0.3
Subtotal	457.9	-2.6	257.9	-1.4	457.9	0.3

Foreign exchange forward agreements
Maturity:
less than 1 year	215.1	-0.3	261.8	-2.2	220.2	-1.8

Total	918.5	-2.1	818.4	-11.5	925.7	-0.2

Derivative financial instruments are used in hedging the interest rate and foreign currency risk. Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 245.4 million (298.6) and for a cross-currency swap converting EUR debt into NOK debt which have nominal amount of EUR 107.9 million (107.9). The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 0.1 million (-0.0) have been recognised in ‘Share of other comprehensive income of joint ventures and associated companies’ from interest rate swaps hedging loans of Kista Galleria and Sektor Portefølje II AS.

Q1/2017 | 31

Citycon also has currency forwards and cross-currency swaps to convert EUR debt into SEK debt. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

Furthermore, changes in fair values of interest rate caps hedging Kista Galleria’s loans are recognised under ‘Share of profit of joint ventures and associated companies’.

10. DIVIDEND AND EQUITY REPAYMENT

Citycon’s AGM 2017 decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed for the financial year 2016 shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

On the basis of the authorisation mentioned above and explained in interim report sections 13 and 14 the Board of Directors decided in March 2017 to distribute divided of EUR 0.01 per share, or EUR 8.9 million and equity repayment of EUR 0.0225 per share, or EUR 20.0 million. Following the dividend and equity repayment paid on 31 March 2017, the Board’s authorization for dividend distribution is used in its entirety and the remaining authorisation for equity repayment is EUR 0.0975 per share. Preliminary payment dates for equity repayments to be distributed on basis of the authorization are 30 June 2017, 29 September 2017 and 29 December 2017. The Board of Directors will make separate resolutions on each distribution of the equity repayment and the company shall make separate announcements of such Board resolutions.

Total amount of dividend EUR 8.9 million and equity repayment EUR 124.6 million were distributed during the financial year 2016, of which EUR 8.9 million dividend and EUR 24.5 million equity repayment were distributed during the first quarter of 2016.

11. CONTINGENT LIABILITIES

MEUR	31 March 2017	31 March 2016	31 December 2016
Mortgages on land and buildings	141.8	138.1	143.1
Bank guarantees	144.2	150.3	154.7
Capital commitments	230.2	220.0	254.8

At period-end, Citycon had capital commitments of EUR 230.2 million (220.0) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

12. RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures, Board members, CEO and other Corporate Management Committee members and the company’s largest shareholder Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 43.9% on 31 March 2017 (43.4%).

PURCHASES OF SERVICES

Over the period Citycon paid no expenses to Gazit-Globe Ltd. and its subsidiaries (0.1) but invoiced EUR 0.1 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (0.0).

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Report on Review of Citycon Oyj’s

Interim Financial Information

for the period January 1–March 31, 2017

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

INTRODUCTION

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of March 31, 2017 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, condensed cash flow statement and explanatory notes for the three-month period then ended. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information has not been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

Helsinki, April 19, 2017

Ernst & Young Oy

Authorized Public Accountant Firm

Mikko Rytilahti

Authorized Public Accountant